UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QUAMTEL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74760P 10 9

(CUSIP Number)

Ronald L. Brown, Esq.

Andrews Kurth LLP
1717 Main Street, Suite 3700

Dallas, Texas 75201

(214) 659-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74760P 10 9                                              13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) eTelTec, Inc. EIN – 27-0624672
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 8,950,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,950,000
WITH	10	SHARED DISPOSITIVE POWER 100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,050,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 74760P 10 9                                              13D                                              Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gladys Perez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		✓
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 100,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,950,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 100,000
WITH	10	SHARED DISPOSITIVE POWER 8,950,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,050,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 74760P 10 9                                              13D                                              Page 4 of 5 Pages

Item 1.

Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quamtel, Inc., a Nevada corporation (the “Issuer”) and is being filed by eTelTec, Inc., a Florida corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 135 Weston Rd., Suite 326, Weston, Florida 33326.

Item 2.

Identity and Background.

No change.

Item 3.

Source or Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 9,050,000 shares (the “Shares”) of the Issuer’s Common Stock. On October 19, 2009, Reporting Person transferred 1,475,000 shares as follows:  (i) 179,000 shares as a gift to a church; (ii) 200,000 shares in reduction of $200,000 principal amount on a promissory note; (iii) 1,000,000 shares to three business associates who performed prior services to Reporting Person; and (iv) 100,000 shares from eTelTec, Inc to its shareholder, Gladys Perez.

Item 4.

Purpose of the Transaction.

Reporting Person transferred the foregoing shares in order to satisfy various obligations and desires to reward deserving persons for their efforts on its behalf.

In its Schedule 13D amendment on September 16, 2009, Reporting Person stated that the proceeds it received from the sale of 3,825,000 shares were contributed to the Issuer in respect of its common stock. To be more precise, $550,000 of the proceeds were advanced to Issuer to be repaid without interest from available funds, and the balance of the proceeds in the amount of $150,000 were conveyed as a capital contribution.

Item 5.

Interest in Securities of the Issuer.

(a)

Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 9,050,000 shares of Common Stock of the Issuer, representing approximately 54.2% of the class.

(b)

Power to Vote and Dispose.  No change.

(c)

Transactions Within the Past 60 Days.  Except as noted herein and in the reporting Person’s original Schedule 13D and Amendment No. 1 thereto, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)

Certain Rights of Other Persons.  Not applicable.

(e)

Date Ceased to be a 5% Owner.  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 74760P 10 9                                              13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009

eTelTec, Inc.

By:	/s/ Gladys Perez
Gladys Perez, President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).